UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                                    Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated July 30, 2026	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com

Pursuant to the provisions of article 227 of the Law 6/2023, of March 17, on Securities Markets and Investment Services, Grifols, S.A. (the “Company”) hereby informs about the following

OTHER RELEVANT INFORMATION

The Company informs that the Board of Directors of Grifols, at its extraordinary meeting held on 29 July 2026:

-	acknowledged the resignation tendered by Mr. Iñigo Sánchez-Asiaín Mardones for professional reasons, effective 29 July 2026, from his position as member of the Board of Directors of the Company and as a member and Chairperson of the Audit Committee as well as member of the Strategy Committee, having served as independent director for almost 12 years;

-	unanimously resolved, following a proposal from the Appointments and Remuneration Committee, to appoint Ms. Joanna Susan Le Couilliard as a new member of the Board of Directors by means of the co-option procedure, to fill the vacancy arising from the resignation of Mr. Iñigo Sánchez-Asiaín Mardones. Ms. Joanna Susan Le Couilliard graduated in Natural Sciences from Cambridge University and is a Chartered Accountant with more than 20 years of healthcare management experience gained in Europe, the US and Asia, and will serve as an independent director; and

-	unanimously resolved, following a proposal from the Appointments and Remuneration Committee, to appoint Ms. Joanna Susan Le Couilliard as a new member and Chairperson of the Audit Committee replacing Mr. Iñigo Sánchez-Asiaín Mardones; and

-	unanimously resolved, following a proposal from the Appointments and Remuneration Committee, to appoint Ms. Montserrat Muñoz Abellana as a new member of the Strategy Committee replacing Mr. Iñigo Sánchez-Asiaín Mardones.

In Barcelona, on 30 July 2026

Ms. Laura de la Cruz Galán
Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  July 30, 2026